EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions except ratio amounts, unaudited)

	12 Weeks Ended
	3/19/05	3/20/04
Earnings:

Income before income taxes	$1,285	$1,141

Unconsolidated affiliates interests, net	(35)	(40)

Amortization of capitalized interest	1	2

Interest expense	50	35

Interest portion of rent expense (a)	20	18

Earnings available for fixed charges	$1,321	$1,156

Fixed Charges:

Interest expense	$ 50	$ 35

Capitalized interest	1	—

Interest portion of rent expense (a)	20	18

Total fixed charges	$ 71	$ 53

Ratio of Earnings to Fixed Charges (b)	18.61	21.61

(a)	One-third of net rent expense is the portion deemed representative of the interest factor.
(b)	Based on unrounded amounts.